Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2025

The board (the “Board”) of directors (the “Directors”) of KANZHUN LIMITED (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) is pleased to announce the unaudited interim consolidated results of the Group for the six months ended June 30, 2025 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2024. These interim results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee of the Board (the “Audit Committee”).

In this announcement, “we”, “us” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the six months ended June 30,
	2024	2025	Change (%)
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Revenues	3,620,496	4,025,710	11.2%
Income from operations	462,202	1,090,986	136.0%
Income before income tax expenses	771,642	1,396,333	81.0%
Net income	658,974	1,223,268	85.6%
Adjusted net income (non-GAAP financial measure)	1,249,394	1,704,757	36.4%

NON-GAAP FINANCIAL MEASURE

In addition to net income, the Company also uses adjusted net income (non-GAAP financial measure) to evaluate operating performance. The Company defines adjusted net income (non-GAAP financial measure) as net income excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature and do not result in cash outflow.

The Company has included this non-GAAP financial measure because it is a key measure used by the Company’s management to evaluate operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, the Company believes that it provides useful information to investors and others in understanding and evaluating the Company’s operating results in the same manner as the Company’s management team and the Board do.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools; and when assessing the Company’s operating performance, investors should not consider it in isolation or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of adjusted net income (non-GAAP financial measure) to net income for the periods indicated:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Net income	658,974	1,223,268
Add: Share-based compensation expenses	590,420	481,489
Adjusted net income (non-GAAP financial measure)	1,249,394	1,704,757

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

For the six months ended June 30, 2025, our average monthly active users (“MAU”)1 reached 60.6 million, representing a 19.8% increase from 50.6 million for the six months ended June 30, 2024. Our average DAU2/MAU for the six months ended June 30, 2025 achieved 25.0%. We have not only reinforced our market leadership but also validated the success of our strategy to penetrate diverse user segments, as evidenced by the growing proportion of blue-collar workers, users from lower-tier cities, and small-to-medium enterprise clients, underscoring our sustained growth potential.

Over the past six months, the Company expanded its user reach while deepening its insights into the needs of different user segments, enhancing both service precision and value. For instance, for blue-collar workers, while strengthening job safety protections, we streamlined application processes to create a better user experience. For large state-owned enterprises and businesses with bulk recruitment demand, we provided more tailored, efficient, and targeted recruitment products and services. These initiatives have reinforced the Company’s ability to deliver comprehensive, high-quality services across a diverse customer base.

In the first half of 2025, the Company continued to deepen the integration and application of AI across technology, products, business, and operations. On the user side, we focused on upgrading the user experience with features such as an AI-powered interview robot for recent graduates, AI- assisted job searches, and AI-powered job posting optimization. By enhancing our understanding of user needs and expanding the scope and effectiveness of pilot programs, we consistently improve user experience and satisfaction. We have also experimented with integrating certain AI features into our existing commercial products, elevating delivery efficiency and enhancing the paid user experience.

At the technical level, we leveraged our self-developed large language model Nanbeige, and industry-leading algorithms to harness large language models’ capabilities in language generation and information extraction. By accumulating high-quality, closed-loop data, we have effectively boosted conversion efficiency across all platform touchpoints.

The Company advocates a philosophy of responsible and sustainable development. This was affirmed with an “A” rating under the MSCI ESG Ratings System. The Company was also selected for the S&P Global Sustainability Yearbook 2025 both (Global) and (CN) versions.

[1]	MAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once.

[2]	DAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once.

Management Commentary

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, “In the second quarter of this year, we maintained our industry-leading user growth momentum. With the job market exhibiting a sustained recovery trend, our platform’s user ecosystem has strengthened, and we have seen decent growth in both enterprise user engagement and the number of paying customers. We have also continued to advance the integration and application of AI across technology, products, business and operations, achieving positive progress in improving user experience, enhancing commercial product service capabilities and boosting platform operational efficiency.

The Company actively places importance on shareholder returns, the board of directors approved the Company’s annual dividend policy, and determined this year’s dividend amount to be approximately US$80 million; simultaneously announced a share repurchase plan up to US$250 million, hoping to share more benefits of the Company’s growth with the market.”

Mr. Phil Yu Zhang, Chief Financial Officer of the Company, elaborated, “In the second quarter, we continued to achieve high-quality growth, with both revenues and profit margins improving, underscoring the effectiveness of our efficient business model and cost management strategies. To enhance trading activity in the Hong Kong market, we completed a share offer in July, with net proceeds amounting to HK$2.2 billion, aiming to attract a more diversified investor base and create value for all our shareholders.”

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

We adopted the “direct recruitment model” that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform, which has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

•	For enterprise user We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

•	For job seeker We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users.

For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users.

For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary CRM system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data-driven insights into the sales process and drive conversion.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events.

Recent Developments

Share Offer

During the Reporting Period, the Company conducted the Share Offer, which became unconditional on July 4, 2025. The total number of Offer Shares is 34,500,000 Shares. As a result of the Reallocation, the final number of Offer Shares under the Hong Kong Public Offering is adjusted to 10,350,000 Shares, representing 30% of the number of Offer Shares available under the Share Offer (after full exercise of the Offer Size Adjustment Option), and the final number of Offer Shares under the International Offering is adjusted to 24,150,000 Shares, representing 70% of the total number of Offer Shares available under the Share Offer (after full exercise of the Offer Size Adjustment Option). Dealing in the Offer Shares on the Hong Kong Stock Exchange commenced at 9:00 a.m. on July 4, 2025.

Based on the Offer Price of HK$66.00 per Offer Share, the net proceeds from the Share Offer (after full exercise of the Offer Size Adjustment Option) are approximately HK$2.2 billion, after deducting estimated underwriting fees and other expenses payable.

The Share Offer is intended to further enhance the Company’s financial flexibility, broaden the Company’s shareholder base, improve stock liquidity, and support the Group’s healthy and sustainable development.

Adoption of Annual Dividend Policy and Declaration of Cash Dividend

The Board has approved an annual dividend policy (the “Dividend Policy”), pursuant to which the Board intends to declare and distribute a dividend each year in accordance with the memorandum and articles of association of the Company and applicable laws and regulations. Under the Dividend Policy, the determination to make dividend distributions and the amount of such distributions in any particular annual period will be made at the discretion of the Board upon review of the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Under the Dividend Policy, the Board has approved an annual cash dividend (the “Dividend”) of US$0.084 per ordinary share, or US$0.168 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 8, 2025, Beijing Time and New York Time, respectively, payable in U.S. dollars. The ex-dividend date for holders of ordinary shares in Hong Kong will be October 6, 2025 and the ex-dividend date for holders of ADSs will be October 8, 2025. The aggregate amount of the Dividend to be paid will be approximately US$80 million, which will be funded by surplus cash on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on October 8, 2025 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on October 16, 2025 for holders of ordinary shares and on or around October 23, 2025 for holders of ADSs.

Share Repurchase Program

On August 20, 2025, the Board approved amendments to the existing share repurchase program adopted in August 2024, extending the program for a 12-month period through August 28, 2026 and authorizing repurchases of up to US$250 million of the Company’s shares (including ADSs) during the extended 12-month period.

Business Outlook

Looking ahead to the second half of 2025, we will sustain our user growth momentum while extending our reach to more industries, regions, and types of enterprises, boosting user engagement and strengthening our core competitive advantages.

We will also deepen the integration of AI technologies into our core business scenarios. By continuously optimizing algorithms and expanding the boundaries of intelligent applications, we aim to deliver a seamless, AI-powered recruitment experience to a broader and more diverse user base.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Revenues
Online recruitment services to enterprise customers	3,576,810	3,978,981
Others	43,686	46,729
Total revenues	3,620,496	4,025,710
Operating cost and expenses Cost of revenues(1)	(611,971)	(618,265)
Sales and marketing expenses(1)	(1,124,439)	(911,100)
Research and development expenses(1)	(911,298)	(839,614)
General and administrative expenses(1)	(531,682)	(576,485)
Total operating cost and expenses	(3,179,390)	(2,945,464)
Other operating income, net	21,096	10,740
Income from operations	462,202	1,090,986
Interest and investment income, net	309,870	306,461
Foreign exchange gain	93	54
Other expenses, net	(523)	(1,168)
Income before income tax expenses	771,642	1,396,333
Income tax expenses	(112,668)	(173,065)
Net income	658,974	1,223,268

Note:

(1)       Share-based compensation expenses were allocated as follows:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Cost of revenues	22,416	16,507
Sales and marketing expenses	141,954	126,593
Research and development expenses	212,673	166,598
General and administrative expenses	213,377	171,791
Total	590,420	481,489

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 11.2% from RMB3,620.5 million for the six months ended June 30, 2024 to RMB4,025.7 million for the six months ended June 30, 2025. This increase was primarily driven by the paid enterprise customer growth. In particular, revenues from online recruitment services to enterprise customers increased by 11.2% from RMB3,576.8 million for the six months ended June 30, 2024 to RMB3,979.0 million for the six months ended June 30, 2025. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, increased by 6.9% from RMB43.7 million for the six months ended June 30, 2024 to RMB46.7 million for the six months ended June 30, 2025.

Cost of Revenues

Our cost of revenues was RMB618.3 million for the six months ended June 30, 2025, relatively flat with RMB612.0 million for the six months ended June 30, 2024. The increase in payment processing cost was largely offset by decreases in employee-related expenses, server and bandwidth cost, and rental expenses.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 19.0% from RMB1,124.4 million for the six months ended June 30, 2024 to RMB911.1 million for the six months ended June 30, 2025, which was primarily attributable to decreases in advertising and marketing expenses and employee-related expenses.

Research and Development Expenses

Our research and development expenses decreased by 7.9% from RMB911.3 million for the six months ended June 30, 2024 to RMB839.6 million for the six months ended June 30, 2025, which was primarily attributable to decreases in employee-related expenses and cloud service fee.

General and Administrative Expenses

Our general and administrative expenses increased by 8.4% from RMB531.7 million for the six months ended June 30, 2024 to RMB576.5 million for the six months ended June 30, 2025, which was mainly due to an increase in employee-related expenses.

Income from Operations

As a result of the foregoing, our income from operations increased by 136.0% from RMB462.2 million for the six months ended June 30, 2024 to RMB1,091.0 million for the six months ended June 30, 2025.

Income Tax Expenses

Our income tax expenses increased by 53.6% from RMB112.7 million for the six months ended June 30, 2024 to RMB173.1 million for the six months ended June 30, 2025.

Net Income

Our net income increased by 85.6% from RMB659.0 million for the six months ended June 30, 2024 to RMB1,223.3 million for the six months ended June 30, 2025.

Liquidity and Capital Resources

During the Reporting Period, we funded our cash requirements primarily through cash generated from operations. As of June 30, 2025, our cash and cash equivalents, short-term time deposits and short-term investments totaled RMB16.0 billion, and net cash provided by operating activities for the six months ended June 30, 2025 was RMB2.1 billion.

Interest-bearing Bank and Other Borrowings

As of June 30, 2025, the Group did not have any interest-bearing bank and other borrowings.

Significant Investments

The Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total consolidated assets as of June 30, 2025).

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associates or joint ventures during the Reporting Period.

Pledge of Assets

As of June 30, 2025, the Group did not have any pledge of assets.

Future Plans for Material Investments and Capital Assets

As of June 30, 2025, the Group did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the Reporting Period. Total debt is defined as interest-bearing borrowings. As of June 30, 2025, the Group’s gearing ratio was nil as the Group had no borrowings.

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in RMB. We have not used any derivative financial instruments to hedge exposure to foreign currency exchange risk arising from the U.S. dollar-denominated cash and cash equivalents, short-term time deposits and short-term investments. However, we monitor this risk by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as of June 30, 2025.

Capital Commitment

As of June 30, 2025, the Group had capital commitment of approximately RMB49.6 million.

Employees and Remuneration Policies

As of June 30, 2025, the Group had a total of 4,743 employees. The following table sets forth the total number of full-time employees by function as of June 30, 2025:

Function	Number of employees	% of total
Sales and marketing	2,384	50.3%
Research and development	1,192	25.1%
Operations	771	16.3%
General administration	396	8.3%
Total	4,743	100.0%

As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees. The Company has also adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of the shareholders of the Company and to enhance our corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has complied with all the code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Peng Zhao (“Mr. Zhao”) performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees and independent non-executive Directors. The Board will continue to review and consider segregating the roles of chairman and the chief executive officer of the Company from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings in the Company’s securities by the Directors and relevant employees and other matters covered by the Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period.

Audit Committee

The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee comprises three independent non-executive Directors, namely Ms. Mengyuan Dong, Mr. Yonggang Sun, and Mr. Yan Li. Ms. Mengyuan Dong, being the chairperson of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2025. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2025 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange (including the sale of treasury shares as defined under the Listing Rules) or on the Nasdaq during the Reporting Period. As of June 30, 2025, the Company did not hold any treasury shares.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period.

Interim Dividend

The Board did not recommend any interim dividend for the six months ended June 30, 2025.

Significant Events after the Reporting Period

Save as disclosed above, there were no significant events that might affect the Company after the Reporting Period.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the six months ended June 30,
	Note	2024	2025
		(RMB in thousands, except share and per share data)
Revenues
Online recruitment services to enterprise customers		3,576,810	3,978,981
Others		43,686	46,729
Total revenues	4	3,620,496	4,025,710
Operating cost and expenses
Cost of revenues		(611,971)	(618,265)
Sales and marketing expenses		(1,124,439)	(911,100)
Research and development expenses		(911,298)	(839,614)
General and administrative expenses		(531,682)	(576,485)
Total operating cost and expenses		(3,179,390)	(2,945,464)
Other operating income, net		21,096	10,740
Income from operations		462,202	1,090,986
Interest and investment income, net		309,870	306,461
Foreign exchange gain		93	54
Other expenses, net		(523)	(1,168)
Income before income tax expenses		771,642	1,396,333
Income tax expenses	5	(112,668)	(173,065)
Net income		658,974	1,223,268
Net loss attributable to non-controlling interests		7,710	11,264
Net income attributable to ordinary shareholders of KANZHUN LIMITED		666,684	1,234,532
Weighted average number of ordinary shares used in computing net income per share	6
– Basic		884,833,645	876,959,135
– Diluted		915,678,778	901,237,045
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED	6
– Basic		0.75	1.41
– Diluted		0.73	1.37
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments		65,906	(41,650)
Unrealized gains on available-for-sale investments		–	23,793
Total other comprehensive income/(loss)		65,906	(17,857)
Total comprehensive income		724,880	1,205,411
Comprehensive loss attributable to non-controlling interests		7,677	11,322
Comprehensive income attributable to ordinary shareholders of KANZHUN LIMITED		732,557	1,216,733

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of June 30,
	Note	2024	2025
		(RMB in thousands)
ASSETS
Current assets
Cash and cash equivalents		2,553,090	3,159,506
Short-term time deposits		5,488,631	5,479,143
Short-term investments	7	6,639,389	7,383,188
Accounts and notes receivable, net	8	40,713	32,126
Inventories		3,042	2,706
Amounts due from related parties		7,258	9,789
Prepayments and other current assets	9	368,260	561,419
Total current assets		15,100,383	16,627,877
Non-current assets
Long-term time deposits		–	727,360
Long-term investments	7	1,914,530	1,879,156
Property, equipment and software, net		1,733,786	1,514,093
Right-of-use assets, net		302,856	194,529
Intangible assets, net		252,589	234,412
Goodwill		6,528	6,528
Total non-current assets		4,210,289	4,556,078
Total assets		19,310,672	21,183,955
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	10	110,668	97,471
Deferred revenue		3,084,839	3,301,486
Other payables and accrued liabilities	11	815,767	708,757
Operating lease liabilities, current		180,782	130,038
Total current liabilities		4,192,056	4,237,752
Non-current liabilities
Operating lease liabilities, non-current		121,345	69,448
Deferred tax liabilities		34,451	39,792
Total non-current liabilities		155,796	109,240
Total liabilities		4,347,852	4,346,992
Total shareholders’ equity		14,962,820	16,836,963
Total liabilities and shareholders’ equity		19,310,672	21,183,955

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2024	2025
	(RMB in thousands)
Net cash provided by operating activities	1,774,097	2,055,005
Net cash used in investing activities	(595,771)	(1,503,279)
Net cash (used in)/provided by financing activities	(186,425)	58,278
Effect of exchange rate changes on cash and cash equivalents	7,530	(3,588)
Net increase in cash and cash equivalents	999,431	606,416
Cash and cash equivalents at beginning of the period	2,472,959	2,553,090
Cash and cash equivalents at end of the period	3,472,390	3,159,506

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

KANZHUN LIMITED (the “Company”) was incorporated under the laws of the Cayman Islands on January 16, 2014. The Company, through its subsidiaries, consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”), is primarily engaged in providing online recruitment services through a platform named “BOSS Zhipin” in the People’s Republic of China (the “PRC” or “China”).

2.	BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements of the preceding fiscal year and include all adjustments necessary for a fair statement of results for the periods presented. The consolidated balance sheet as of December 31, 2024 was derived from the audited financial statements at that date but does not include all the information and notes required by U.S. GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024. Significant accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. The interim results are not necessarily indicative of the results of operations expected for the full year or any future periods.

3.	BUSINESS ACQUISITION

On February 6, 2024, the Group completed the acquisition of approximately 77% of equity interest of W.D Technology Investment Group Limited, which is principally engaged in providing blue-collar recruitment services. The consideration of this acquisition was approximately US$52.7 million (approximately RMB374.3 million). The Group obtained control of the investee since it held majority of the investee’s equity interest and was entitled to assign majority of the board members, one of whom shall be the chief executive officer of the investee.

The acquisition was accounted for as a business acquisition using the acquisition method of accounting. The consideration of the acquisition was allocated based on the fair value of assets acquired and liabilities assumed as of the acquisition date as follows:

Amount
(RMB in thousands)
Purchase consideration	374,306

Net assets acquired	208,412
Identifiable intangible assets acquired
– Customer relationships	94,000
– Trademarks	91,000
– Technology	80,000
– Non-compete agreements	13,000
Goodwill	839
Non-controlling interests	(112,945)
Total	374,306

Net assets acquired primarily consisted of cash and cash equivalents of RMB224.0 million, other receivables of RMB37.1 million, property, equipment and software of RMB43.3 million and other payables and accrued liabilities of RMB104.6 million.

Goodwill arising from this acquisition was primarily attributable to future business growth expected to be achieved from the acquisition. Goodwill was expected to be non-deductible for income tax purposes.

4.	REVENUES

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source are as follows:

	For the six months ended June 30,
	2024	2025
	(RMB in thousands)
Online recruitment services to enterprise customers	3,576,810	3,978,981
– Key accounts	812,146	967,233
– Mid-sized accounts	1,245,598	1,312,300
– Small-sized accounts	1,519,066	1,699,448
Others	43,686	46,729
Total	3,620,496	4,025,710

For revenues from online recruitment services to enterprise customers, RMB2,668.9 million and RMB3,179.2 million were recognized over time for the six months ended June 30, 2024 and 2025, respectively; RMB907.9 million and RMB799.8 million were recognized at a point in time for the six months ended June 30, 2024 and 2025, respectively.

5.	INCOME TAX

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Mainland China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), domestic enterprises and foreign invested enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified High and New Technology Enterprise (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE, Beijing Huapin Borui Network Technology Co., Ltd., is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the periods presented.

According to relevant laws and regulations promulgated by the State Taxation Administration (“STA”) of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses (“Super R&D Deduction”) when determining their assessable profits for the year. Pursuant to the announcement issued by the STA of the PRC and other government authorities in September 2022, the Super R&D Deduction rate increased to 200% for the period from October 1, 2022 to December 31, 2022. In March 2023, the STA of the PRC further announced that the 200% Super R&D Deduction rate would continue to be applied from January 1, 2023.

Components of income tax expenses are as follows:

	For the six months ended June 30,
	2024	2025
	(RMB in thousands)
Current income tax expenses	114,690	173,672
Deferred income tax benefit	(2,022)	(607)
Total	112,668	173,065

6.	NET INCOME PER SHARE

The computation of basic and diluted net income per share for the periods presented is as follows:

	For the six months ended June 30,
	2024	2025
	(RMB in thousands, except share and per share data)
Numerator
Net income attributable to ordinary shareholders of KANZHUN LIMITED	666,684	1,234,532

Denominator
Weighted average number of ordinary shares used in computing basic net income per share	884,833,645	876,959,135
Dilutive effect of share-based awards	30,845,133	24,277,910
Weighted average number of ordinary shares used in computing diluted net income per share	915,678,778	901,237,045

Net income per share attributable to ordinary shareholders of KANZHUN LIMITED
– Basic	0.75	1.41
– Diluted	0.73	1.37

7.	INVESTMENTS

	As of	As of
	December 31,	June 30,
	2024	2025
	(RMB in thousands)
Short-term investments
– Wealth management products	4,640,283	6,993,277
– Fixed rate notes	1,997,243	381,792
– Listed equity securities	1,863	8,119
Total short-term investments	6,639,389	7,383,188

Long-term investments
– Fixed rate notes	1,607,361	1,643,227
– Unlisted equity securities	206,391	235,929
– Wealth management products	100,778	–
Total long-term investments	1,914,530	1,879,156

8.	ACCOUNTS AND NOTES RECEIVABLE, NET

An aging analysis of accounts and notes receivable as of December 31, 2024 and June 30, 2025, based on recognition date and net of credit loss allowance, is as follows:

	As of	As of
	December 31,	June 30,
	2024	2025
	(RMB in thousands)
Within 3 months	32,477	18,562
Between 3 months and 6 months	4,890	3,856
Between 6 months and 1 year	2,050	7,895
More than 1 year	1,296	1,813
Total	40,713	32,126

9.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31, 2024	As of June 30, 2025
	(RMB in thousands)
Prepaid income tax and value-added tax	60,675	154,709
Receivables from third-party online payment platforms	49,814	151,009
Receivables related to the exercise of share-based awards*	56,062	106,042
Deposits	73,218	58,112
Prepaid advertising expenses and service fees	44,799	22,919
Staff loans and advances	14,429	13,864
Interest receivable	37,264	1,518
Others	31,999	53,246
Total	368,260	561,419

*	It mainly represents receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

10.	ACCOUNTS PAYABLE

	As of December 31, 2024	As of June 30, 2025
	(RMB in thousands)
Payables for server custody fees	39,391	39,705
Payables for advertising expenses	16,458	24,648
Payables for purchase of property, equipment and software	33,945	19,759
Others	20,874	13,359
Total	110,668	97,471

An aging analysis of accounts payable as of December 31, 2024 and June 30, 2025, based on recognition date, is as follows:

	As of December 31, 2024	As of June 30, 2025
	(RMB in thousands)
Within 3 months	91,950	80,486
Between 3 months and 6 months	2,827	5,294
Between 6 months and 1 year	8,467	4,273
More than 1 year	7,424	7,418
Total	110,668	97,471

11.	OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2024	As of June 30, 2025
	(RMB in thousands)
Salary, welfare and bonus payable	429,566	393,840
Tax payable	115,192	143,140
Advance from customers*	90,161	99,499
Deposits	51,402	44,007
Consideration payable for share repurchases	93,475	–
Others	35,971	28,271
Total	815,767	708,757

*	It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group’s services.

12.	DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2024 and 2025.

13.	SUBSEQUENT EVENTS

In July 2025, the Company completed its share offer of an aggregate of 34,500,000 Class A ordinary shares at an offer price of HK$66.00 per share, comprising a Hong Kong public offering of 10,350,000 shares and an international offering of 24,150,000 shares. Net proceeds from this share offer, after deducting underwriting commissions and other offering expenses payable, were approximately HK$2.2 billion.

On August 20, 2025, the Board approved an annual dividend policy, pursuant to which the Board intends to declare and distribute a dividend each year in accordance with the memorandum and articles of association of the Company and applicable laws and regulations. The determination to make dividend distributions and the amount of such distributions in any particular annual period will be made at the discretion of the Board upon review of the Company’s operations and earnings, cash flow, financial condition and other relevant factors. Under this dividend policy, the Board has approved an annual cash dividend of US$0.084 per ordinary share, or US$0.168 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 8, 2025, Beijing Time and New York Time, respectively. The aggregate amount of the dividend will be approximately US$80 million.

On August 20, 2025, the Board approved amendments to the existing share repurchase program adopted in August 2024, extending the program for a 12-month period through August 28, 2026 and authorizing repurchases of up to US$250 million of the Company’s shares (including ADSs) during the extended 12-month period.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the respective websites of the Hong Kong Stock Exchange (https://www.hkexnews.hk) and the Company (https://ir.zhipin.com). The interim report of the Company for the six months ended June 30, 2025 will be made available on the above websites in due course.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, August 20, 2025

As at the date of this announcement, the Board of the Company comprises Mr. Peng Zhao, Mr. Xu Chen, Mr. Yu Zhang, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu as the independent non-executive Directors.